                                                             EXHIBIT 2(g)


FOR  IMMEDIATE RELEASE

FOR:                                     MEDIA CONTACT:

     Ivex Packaging Corporation                 Richard R. Cote
     100 Tri-State Drive                        Ivex Packaging Corporation
     Suite 200                                  (847) 945-9100
     Lincolnshire, Illinois 60069

     Ultra Pac, Inc.                            Brad Yopp
     22051 Industrial Boulevard                 Ultra Pac, Inc.
     Rogers, Minnesota 55374                    (612) 428-8340

Ivex Packaging Corporation and Ultra Pac, Inc. Announce
        Signing of a Definitive Merger Agreement

        March 23, 1998 - Ivex Packaging Corporation (NYSE:  IXX)
("Ivex") and Ultra Pac Inc. (NASDAQ: UPAC) ("Ultra Pac") today jointly announced that the two companies have signed a definitive merger agreement for the acquisition of Ultra Pac by Ivex.

        Under the terms of the agreement, a subsidiary of Ivex will commence a tender offer on March 26, 1998, to acquire all of the outstanding shares of Ultra Pac for $15.50 per share in cash. Following the completion of the tender offer, Ivex will consummate a second step merger in which remaining Ultra Pac shareholders will also receive $15.50 per share in cash.

        Calvin Krupa, Chief Executive Officer of Ultra Pac, stated that "We are excited to be combining Ultra Pac with Ivex because Ivex is a world class company that will help us continue to grow Ultra Pac's business. We believe the transaction is in the best interests of the Ultra Pac shareholders, our employees and our customers." George Bayly, President and Chief Executive Officer of Ivex, stated "We are delighted to integrate Ultra Pac's PET business into Ivex's product line thereby accelerating our strategic growth in PET. Ultra Pac will operate as an independent business unit within Ivex, and the management, employees and customers of Ultra Pac will be a tremendous addition to the Ivex business. Ultra Pac is the market leader in PET and will be highly complementary to our leadership position in OPS."

        The transaction has been approved unanimously by the board of directors of each company. The tender offer and merger are subject to customary conditions, including the tender of a majority of Ultra Pac's shares and termination of the waiting period under U.S. anti-trust laws. The tender offer will be made pursuant to definitive documents to be filed with the Securities and Exchange Commission.

        Ivex is a vertically integrated specialty packaging company that designs and manufactures value-added plastic and paper based flexible packaging products for consumer and industrial packaging markets.

        Ultra Pac designs, manufactures, markets and sells plastic containers and packaging for the food industry.

        Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are necessary estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties. Forward-looking statements contained in this press release or in other public statements of the parties should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.


                                      2